SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Announces the Extraordinary General Shareholders’ Meeting” dated on February 20, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Extraordinary General Shareholders’ Meeting

February 20, 2006 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:    (55-11) 3549-7200

Fax:    (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; February 20, 2006) The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on March 09, 2006, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

I.	To cancel 1,562,387 Treasury shares of its own issuance, of which 1,258,508 are common shares and 303,879 are preferred shares, resulting of the reverse split process of capital stock of Telesp, which were purchased through an auction at the São Paulo Stock Exchange – BOVESPA.

II.	To modify composition of the Executive Management of the Company and modify their attributions as follows:

a)	Extinguish the Executive Vice-Presidency of Strategic Planning and Regulation and the Vice-Presidency of National Businesses, while their respective attributions will be absorbed by other areas.

b)	Modify the denomination of the Commercial Vice-Presidency for Residential Clients, the Commercial Vice-Presidency for Businesses, the Vice-Presidency of Wholesale Businesses, the Vice-Presidency of Network, the Vice-Presidency of Administration and Finance and the Vice-Presidency of Organization and Information Systems that will be renamed to: Vice-Presidency of Residential Segment, Vice-Presidency of Small and Medium Enterprises Segment, Vice-Presidency of Wholesale Segment and Regulation, Vice-Presidency of Network Services, Vice-Presidency of Management Control and Finance, Vice-Presidency of Commercial and Administrative Services, respectively.

c)	Adapt the specific attributions of the members of the Executive Board to reflect the new composition and the modifications in the attributions of their respective positions.

III.	As a result of the proposals contained in items I and II above, modify the wording of article 5 of the Company’s bylaws, that deals with the capital stock, and articles 20, heading, and 23, that deal with the composition of the Executive Board and the specific attributions of its members, approving the consolidated Company’s bylaws.

GENERAL INSTRUCTIONS

A) The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 14th floor, São Paulo-SP (at Gerência Jurídica Societária, telephones: (5511) 3549-7421 and (5511) 3549-7423), on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on March 07, 2006 at 11:00 hours. The powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation;

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity from March 07, 2006 on, inclusive;

C) The relevant documents related to the agenda that will be discussed in the Shareholders’ Meeting are available to the shareholders at the aforementioned address and time.

São Paulo, February 20, 2006

Fernando Xavier Ferreira

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: February 20, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director